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                         Electronic Hair Styling, Inc.



FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION:

Corey Cutler                                    Donald E. Porter
Dewe Rogerson, Inc.                             Electronic Hair Styling, Inc.
(212) 688-6840                                  (415) 380-8200


                      EHS CONTINUES TURNAROUND OF LAMAUR
                     REPORTING ANOTHER QUARTER OF EARNINGS

Mill Valley, CA, October 30, 1996 - Electronic Hair Styling, Inc. (NASDAQ:EHST) today announced its financial results for the third quarter ended September 30, 1996.

The $120 million Lamaur division of EHS continues its profitable trend under new management. This accomplishment follows several years of losses for the division while under DowBrands. EHS acquired Lamaur from DowBrands in November of 1995. Following the acquisition, in May 1996 the Company raised $20.8 million through an IPO. The net proceeds were used to reduce acquisition debt and to provide working capital.

A major company focus following the Lamaur acquisition was to implement a turnaround strategy by cutting operating costs, reversing the decline in sales of existing brands and developing and delivering new products. The following financial results are the Company's second quarterly report since going public in May.

EHS announced third quarter net income increased to $0.6 million as compared with pro forma net income of $0.3 million in the

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comparable 1995 period under Dow. EHS also announced third quarter net sales decreased to $29.2 million as compared with pro forma net sales of $29.8 million, under Dow, in the third quarter of 1995. Pro forma data gives effect to the acquisition of Lamaur from DowBrands as if it had occurred on January 1, 1995. For the third quarter of 1996, earnings per share were $0.08 per share based upon 6,526,000 weighted average shares outstanding.

Net income for the nine month period was $0.5 million compared to a pro forma net loss of $9.6 million due primarily from an $11 million write-down of assets by Dow for the same period in 1995. For the nine months ended September 30, 1996, total net sales were $89.4 million, compared with pro forma net sales of $91.7 million in the same nine month period in 1995.

Don G. Hoff, Chairman and Chief Executive Officer, said "EHS continues to be on a path of profitability. The back-to-back earnings of $0.12 and $0.08 per share for the quarters ended June 30 and September 30, 1996, respectively, are consistent with security analysts' forecasts and demonstrate the Company's focus on earnings. The Company has partially offset the decline in sales of PERMASOFT(R) and SALON STYLE(R) by increases in sales of the STYLE(R) line and contract manufacturing business. In addition, this performance combined with improved sales in the salon group, enabled the Company to deliver positive earnings for the nine month as well as for the third quarter. While there are still challenges ahead, I am encouraged that the focus of our management team will continue to yield results."

NEW PRODUCT DEVELOPMENTS
In an August 1996 Press Release, the Company announced the introduction of two new products, WILLOW LAKE(TM) and APPLE PECTIN(R) NATURALS(TM).

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WILLOW LAKE(TM)
The Company is in the process of launching the new Willow Lake shampoo and conditioner line into the mass retail trade. The new WILLOW LAKE(TM) product line will be backed by a $30 million marketing campaign, providing the Company an opportunity to capture a part of the $200 million natural products business in mass retail stores which is growing at a 93% rate according to internal Lamaur estimates. Shipping is scheduled to commence in January 1997; however, due to high demand, early shipments will begin in the fourth quarter 1996.

APPLE PECTIN(R) NATURALS(TM)
Lamaur's Salon Division reports the favorable acceptance of its new APPLE PECTIN(R) NATURALS(TM) product line as evidenced by early orders and promotional commitments from Sally Beauty Supply, the largest distributor in the professional beauty industry. Sally's recently recognized Lamaur as their top vendor in 1996 in the hair care product category by inducting Lamaur into the Sally Beauty Supply Company Vendor Hall of Fame.

Dominic LaRosa, Lamaur's President and CEO, said: "New products are an essential part of our Company's growth. While developing advanced electronic technology that will result in new and exciting long term products; for the near term, we are challenging our R&D staff to create new products to meet the needs of today's consumers." Mr. LaRosa added: "To accelerate the development effort without substantial increases in cost, Lamaur is implementing a `Growth Partner' program which involves selected vendors in our R&D effort." One company that has agreed to become a Growth Partner is Henkel Chemical Company, the USA division of a large German chemical and consumer products company that has substantial research and production capabilities worldwide.

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The Company's EHS Laboratories is developing advanced Electronic Chemistry(TM)
technology to curl, color and condition hair. In addition to WILLOW LAKE(TM)and APPLE PECTIN(R) NATURALS(TM), Lamaur markets the retail brands PERMASOFT(R), SALON STYLE(R) AND STYLE(R), and a variety of other products for the salon industry including LAMAUR(R), NUCLEIC A(R), VITA/E(R), PATIVA(R) and APPLE PECTIN(R).



                         - financial tables attached -

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
                         ELECTRONIC HAIR STYLING, INC.
                       CONDENSED STATEMENT OF OPERATIONS

                    (In Thousands, except per share amounts)



                                                     NINE MONTHS ENDED SEPTEMBER 30

                                                           1996        1995       1995
                                                        HISTORICAL   PRO FORMA   HISTORICAL
                                                ------------------- ----------- --------

TOTAL NET SALES                                          $ 89,411    $ 91,688  $     ---
COST OF GOODS SOLD                                         55,275      54,984        ---
                                                 ------------------- ----------  -------
GROSS MARGIN                                               34,136      36,704        ---

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                                  32,949      34,234        461
WRITE-DOWN OF ASSETS                                          ---      11,000        ---
                                                 ------------------- ----------- -------
OPERATING INCOME (LOSS)                                     1,187      (8,530)      (461)

INTEREST EXPENSE                                           (1,083)     (1,187)       (57)
OTHER INCOME                                                  469          93        ---
                                                 ------------------- ----------- -------
INCOME (LOSS) BEFORE TAXES                                    573      (9,624)      (518)

INCOME TAXES                                                   29         ---        ---
                                                 -------------------  ---------- -------

NET INCOME (LOSS)                                        $    544    $ (9,624)   $  (518)
                                                 ===================  ========== =======

DIVIDENDS ON SERIES B
  PREFERRED STOCK                                            (133)        ---        ---

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREHOLDERS                                    $    411    $ (9,624)   $  (518)
                                                 =================== =========== =======

NET INCOME (LOSS) PER
  COMMON SHARE                                           $   0.08    $  (2.36)   $ (0.13)
                                                 =================== =========== =======

WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING                                               5,291       4,086      4,086



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
                         ELECTRONIC HAIR STYLING, INC.
                       CONDENSED STATEMENT OF OPERATIONS

                    (In Thousands, except per share amounts)



                                                     THREE MONTHS ENDED SEPTEMBER 30

                                               1996               1995               1995
                                            HISTORICAL          PRO FORMA      ...HISTORICAL
                                         -----------------  -----------------  -------------

TOTAL NET SALES                                   $29,249            $29,832            $   ---
COST OF GOODS SOLD                                 17,538             17,462                ---
                                         ----------------   ----------------   ----------------
GROSS MARGIN                                       11,711             12,370                ---

SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES                          11,218             11,679                267
                                         ----------------   ----------------   ----------------
OPERATING INCOME (LOSS)                               493                691               (267)

INTEREST EXPENSE                                     (251)              (399)               (20)
OTHER INCOME                                          397                 20                ---
                                         ----------------   ----------------   ----------------
INCOME (LOSS) BEFORE TAXES                            639                312               (287)

INCOME TAXES                                           29                ---                ---
                                         ----------------   ----------------   ----------------

NET INCOME (LOSS)                                    $610               $312              $(287)
                                         ================   ================   ================

DIVIDENDS ON SERIES B
  PREFERRED STOCK                                    (100)              ---                 ---

NET INCOME (LOSS) AVAILABLE TO
  COMMON SHAREHOLDERS                                $510               $312              $(287)
                                         ================   ================   ================

NET INCOME (LOSS) PER
  COMMON SHARE                                      $0.08              $0.08             $(0.07)
                                         ================   ================   ================

WEIGHTED AVERAGE COMMON AND
  COMMON EQUIVALENT SHARES
  OUTSTANDING                                       6,526              4,086              4,086
